Date as of 30 January 2009
NAVIOS MARITIME PARTNERS L.P.
as Borrower
COMMERZBANK AG and DVB BANK SE
as Lenders
DVB BANK SE
as Swap Bank, Joint-Arranger, Agent,
and Security Trustee
and
COMMERZBANK AG
as Joint-Arranger, Payment Agent,
Account Bank and Swap Bank

SUPPLEMENTAL AGREEMENT

in relation to a Facility Agreement dated 15 November 2007
(as amended by an agreement dated 25 June 2008)
for a loan facility of up to US$295,000,000
Piraeus

Index

Clause		Page No
1	INTERPRETATION	3

2	AGREEMENT OF THE LENDER	4

3	CONDITIONS PRECEDENT	4

4	REPRESENTATIONS AND WARRANTIES	6

5	AMENDMENTS TO FACILITY AGREEMENT AND OTHER SECURITY DOCUMENTS	6

6	FURTHER ASSURANCES	9

7	FEES AND EXPENSES	10

8	NOTICES	10

9	SUPPLEMENTAL	10

10	LAW AND JURISDICTION	10

THIS AGREEMENT is made as of 30 January 2009
BETWEEN
(1)	NAVIOS MARITIME PARTNERS L.P. as Borrower;

(2)	COMMERZBANK AG and DVB BANK SE as Lenders;

(3)	DVB BANK SE as Swap Bank, Joint-Arranger, Agent and Security Trustee; and

(4)	COMMERZBANK AG as Joint-Arranger, Payment Agent, Account Bank and Swap Bank.
BACKGROUND
(A)	By a Facility Agreement dated 15 November 2007 (as amended by a supplemental agreement dated 25 June 2008) and made between the parties hereto the Lenders have made available to the Borrower a loan of up to US$295,000,000.

(B)	The Borrower has made a request to the Lenders that they agree to amend certain terms of the Facility Agreement, and this Agreement sets out the terms and conditions on which the Lenders agree thereto.
IT IS AGREED as follows:
1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Facility Agreement and the other Security Documents shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Applicable Period” means the period from the Effective Date up to 31 December 2009;

“Charter Insurance Assignment” means a first priority assignment of the Charter Insurances executed or to be executed by such named insured as the Agent may require in favour of the Security Trustee, in such form as the Agent and the Majority Lenders may in their sole discretion require;

“Charter Insurances” means all policies and contracts of insurance which are from time to time during the Security Period in place or taken out or entered into by or for the benefit of inter alia the Owners or any of them in respect of loss of charter earnings and all benefits thereof (including claims of whatsoever nature and return of premiums);

“Effective Date” means the Banking Day not later than 15 February 2009 (or such later date as the Lenders may agree with the Borrower) on which all the conditions precedent referred to in Clause 3.1 have been fulfilled by the Borrower; and

“Facility Agreement” means the Facility Agreement dated 15 November 2007 (as amended by a supplemental agreement dated 25 June 2008) referred to in Recital (A); and

“Mortgage Addendum” means, in respect of each of the Vessels, an addendum to the Mortgage in respect thereof, in such form as the Agent and the Majority Lenders may in their sole discretion require, and in the plural means all of them.

1.3	Application of construction and Interpretation provisions of Facility Agreement. Clauses 1.3 to 1.6 (inclusive) of the Facility Agreement apply, with any necessary modifications, to this Agreement.

2	AGREEMENT OF THE LENDERS

2.1	Agreement of the Lenders. The Lenders, relying upon each of the representations and warranties in Clause 4 and subject to Clause 3, agree:
(a)	that the Borrower may pay dividends during 2009 in respect of the financial years ending 31 December 2008 and 31 December 2009 (i) in an amount of no more than USD0.40 per share, (ii) if at the time of payment the Security Value (calculated with valuations of the Mortgaged Vessels on a charter-free basis) is no less than the Loan and (iii) all other covenants set out in this Agreement have been complied with; and

(b)	to certain amendments to the Aurora Charter.
2.2	Effective Date. The agreement of the Lenders contained in Clause 2.1 shall have effect on and from the Effective Date.
3	CONDITIONS PRECEDENT

3.1	Conditions precedent. The conditions referred to in Clause 2.1 are that the Agent shall have received the following documents:

(a)	Corporate documents

Certified Copies of all documents which evidence or relate to the constitution of the Borrower and its current corporate existence;

(b)	Corporate authorities
(i)	Certified Copies of resolutions of the directors of each Security Party (other than the Manager and the Shareholder) approving such of this Agreement and the Mortgage Addenda to which it is a party and authorising the execution and delivery thereof and performance of its obligations thereunder, additionally certified by an officer of such Security Party as having been duly passed at a duly convened meeting of the directors of such Security Party and not having been amended, modified or revoked and being in full force and effect; and

(ii)	originals of any powers of attorney issued by any Security Party (other than the Manager and the Shareholder) pursuant to such resolutions;
(c)	Required Authorisations

a certificate that there are no Required Authorisations or that there are no Required Authorisations except those described in such certificate and Certified Copies of which as duly executed (including any conditions and/or documents ancillary thereto) are appended thereto.

(d)	Certificate of incumbency

a list of directors and officers of each Security Party (other than the Manager and the Shareholder) specifying the names and positions of such persons, certified by an officer of such Security Party to be true, complete and up to date;

(e)	Prepayment

Evidence that the Borrower has prepaid the Loan in the amount of USD40,000,000 together with a letter of instruction in a form acceptable to the Lenders regarding the application thereof;

(f)	Charter Insurance Assignment

The Charter Insurance Assignment duly executed by such named insured in respect of the Charter Insurances as the Agent requires, together with all notices required to be delivered by the terms thereof;

(g)	Charters

Evidence satisfactory to the Lenders that other than the Aurora Charter, none of the Existing Charters or Existing Charters-out have been amended or terminated without the prior consent of the Lenders;

(h)	Mortgage Addenda registration

evidence that the Mortgage Addenda have been duly registered against the respective Vessels in accordance with the laws of Panama;

(i)	Material adverse change

Evidence acceptable to the Lenders that there has not occurred any material adverse change in the financial condition of any Security Party by reference to the financial position of such Security Party as described by any Security Party to the Agent in the course of the negotiation of this Agreement;

(j)	Insurance and insurance opinion

A letter of undertaking or acknowledgment (addressed to the Security Trustee) of notice of assignment from insurers acceptable to the Lenders in respect of the Charter Insurances and an opinion from insurance consultants to the Agent on such insurances in all respects acceptable to the Agent;

(k)	Laws of the Marshall Islands: opinion

an opinion of Messrs Cozen O’Connor, special legal advisers in New York to the Banks;

(l)	Fees

evidence that all fees due and payable to the Creditor Parties have been paid;

(m)	Endorsement

the endorsement at the end of this Agreement signed by each Security Party (other than the Borrower);

(n)	London agent

documentary evidence that the agent for service of process named in Clause 19 of the Facility Agreement has accepted its appointment; and

(o)	Further opinions, etc

any further opinions, consents, agreements and documents in connection with this Agreement and the Security Documents which the Agent may request by notice to the Borrower prior to the Effective Date.

4	REPRESENTATIONS AND WARRANTIES

4.1	Repetition of Facility Agreement representations and warranties. The Borrower represents and warrants to each Bank that the representations and warranties in Clause 7 of the Facility Agreement, as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement, remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

5	AMENDMENTS TO FACILITY AGREEMENT AND OTHER SECURITY DOCUMENTS

5.1	Specific amendments to Facility Agreement. With effect on and from the Effective Date the Facility Agreement shall be, and shall be deemed by this Agreement to be, amended as follows:
(a)	by adding at the end of the definition of “Security Value” in Clause 1.2 the words “and (c) the amount of any cash in any account which is the subject of a Security Document”;

(b)	by adding in the definition of “Applicable Margin” in Clause 1.2 after the words “and (ii)” the words “from 1 January 2009 up to and including the later of (aa) 15 January 2010 and (bb) the date on which the Security Value equals or exceeds the Required Security Amount, 2.25% per annum and (iii)”;

(c)	by adding in Clause 1.2 the following:

““Projected Quarterly Outgoings” means, in respect of any financial quarter of the Borrower the amount which the Borrower certifies to the Agent before the start of such quarter, and which the Agent agrees, is a fair estimate of the aggregate of (i) all amounts which will be incurred by the Mortgaged Vessels during that quarter, in respect of operating, managing and otherwise owning such Vessel and (ii) any amounts to be paid to the Lenders in respect of interest and loan repayments under this Agreement during such quarter;

“Projected Quarterly Income” means, in respect of any financial quarter of the Borrower, the amount which the Borrower certifies to the Agent before the start of such quarter, and which the Agent agrees, is a fair estimate of the Earnings receivable in respect of the Mortgaged Vessels during that quarter together with any amounts receivable in respect of any loss of earnings or equivalent insurance in respect of any Mortgaged Vessel;”

(d)	by deleting the definition of “LIBOR” from Clause 1.2 and replacing it with the following:

““LIBOR” means, for a particular period, the greater of:

(a)	the rate equal to the offered quotation for deposits in USD in an amount comparable with the amount in relation to which LIBOR is to be determined for a period equal to, or as near as possible equal to, the relevant period which appears on Reuters Screen LIBOR01 at or about 11 a.m. on the second Banking Day before the first day of such period (and, for the purposes of this Agreement, “Reuters Screen LIBOR01” means the display designated as “LIBOR01” on the Reuters Service or such other page as may replace LIBOR01 on that service for the purpose of displaying rates comparable to that rate or on such other service as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying the British Bankers’ Association Interest Settlement Rates for USD); and

(b)	the rate per annum determined by the Agent to be the rate at which deposits in Dollars are offered to the Agent by leading banks in the London Interbank Market at the Agent’s request at or about 11.00 a.m. (London time) on the day on which quotations would ordinarily be given by leading banks in the London Interbank Market for deposits in the relevant currency to which such rate is to be determined for delivery on the first day of that period;”
(e)	by deleting from the definition of “Net Worth” in Clause 1.2 the words “(adjusted for market value)” and replacing them with the words” (adjusted for market value taking into account the benefit of any charterparty during the Applicable Period, but without taking into account any charterparty thereafter)”;

(f)	by adding a definition of “Minimum Balance” into Clause 1.2 as follows:

“Minimum Balance” means, in respect of the Retention Account, (i) USD 2,500,000 until 31 January 2009, (ii) thereafter until 31 March 2009, USD5,000,000, (iii) thereafter until 30 June 2009, USD 7.500,000, (iv) thereafter until 30 September 2009, USD 10,000,000 and (v) thereafter USD12,500,000 until 15 January 2010;”

(g)	by deleting from clause 1.2 the definition of “Required Security Amount” and replacing it with the following:

“Required Security Amount” means the amount in USD (as certified by the Agent) which is at any relevant time (A) for any month after the Projected Quarterly Outgoings exceed the Projected Quarterly Income, two hundred per cent (200%) of the aggregate of the Loan and any Swap Exposure and (B) at all other times (i) up to 31 March 2012, one hundred and forty three per cent (143%), (ii) thereafter up to 31 March 2013, one hundred and fifty four per cent (154%) and (iii) thereafter, one hundred and sixty seven per cent (167%) of, in each case, the aggregate of the Loan and any Swap Exposure;

(h)	by adding the Charter Insurance Assignment to the list of Security Documents in Clause 1.2;

(i)	by adding in Clause 1.2 the definitions set out in Clause 1.2 of this Agreement;

(j)	by adding after the words “willing seller” in line 5 of Clause 8.2.2 the words “and, during the Applicable Period, taking into account the benefit of any charterparty, and thereafter”;

(k)	by adding a new Clause 2.11 as follows:

“The Lenders may, in their discretion, agree to re-advance to the Borrower the amounts prepaid on 6 February 2009 (i) on such terms as the Lenders may decide and (ii) on receipt of such conditions precedent and documentation as the Lenders may require.”

(l)	by deleting Clause 8.1.18(d) and replacing it with “the Net Worth shall at all times be equal to or more than (i) during the Applicable Period, USD100,000,000 and (ii) thereafter USD135,000,000”;

(m)	by construing all references in the Facility Agreement and the other Security Documents to the Mortgages relative to the Existing Vessels to mean those Mortgages as amended by the Mortgage Addenda;

(n)	by adding new Clause 8.1.18(e) as follows:

“8.1.18 (e) at no time shall the cash balance on the Earnings Account be less than the Minimum Balance”

(o)	by adding a new Clause 8.3.14 as follows:

“Investments

Make, or permit any Group Member to make, any investment of any kind or acquire any asset (including the Newbuilding) without the prior written consent of the Lenders”;

(p)	by adding a new clause 8.4 as follows:

“Agreement of the Creditors

8.4 the Creditors shall, after 15 January 2010, at the written request of the Borrower, release and reassign the Charter Insurance assignment at any time after the Security Value (without taking into account the benefit of any charter) exceeds 143% of the aggregate of the Loan and any Swap Exposure.”;

(q)	by adding at the end of Clause 14.3 the words “and the Account Bank agrees that it shall comply with any reasonable instruction given to it by the Borrower in relation to the investment of the Minimum Balance (without removing same from the Retention Account) from time to time.”; and

(r)	by construing references throughout to “this Agreement”, “hereunder” and other like expressions as if the same referred to the Facility Agreement as amended and supplemented by this Agreement.
5.2	Amendments to Security Documents. With effect on and from the Effective Date each of the Security Documents other than the Facility Agreement, shall be, and shall be deemed by this Agreement to be, amended as follows:
(a)	the definition of, and references throughout each of the Security Documents to, the Facility Agreement and any of the other Security Documents shall be construed as if the same referred to the Facility Agreement and those Security Documents as amended and supplemented by this Agreement or the relevant New Security Documents; and

(b)	by construing references throughout each of the Security Documents to “this Agreement”, “this Deed”, “hereunder” and other like expressions as if the same referred to such Security Documents as amended and supplemented by this Agreement or the relevant Mortgage Addendum.

5.3	Security Documents to remain In full force and effect. The Security Documents shall remain in full force and effect as amended and supplemented by:
(a)	the amendments to the Security Documents contained or referred to in Clauses 5.1 and 5.2 or the relevant Mortgage Addendum; and

(b)	such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement.
6	FURTHER ASSURANCES

6.1	Borrower’s obligation to execute further documents etc. The Borrower shall, and shall procure that any other party to any Security Document shall:
(a)	execute and deliver to the Agent (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Agent may, in any particular case, specify,

(b)	effect any registration or notarisation, give any notice or take any other step, which the Agent may, by notice to the Borrower or other party, reasonably specify for any of the purposes described in Clause 6.2 or for any similar or related purpose.
6.2	Purposes of further assurances. Those purposes are:
(a)	validly and effectively to create any Security Interest or right of any kind which the Lender intended should be created by or pursuant to the Facility Agreement or any other Security Document, each as amended and supplemented by this Agreement; and

(b)	implementing the terms and provisions of this Agreement.
6.3	Terms of further assurances. The Agent may specify the terms of any document to be executed by the Borrower or any other party under Clause 6.1, and those terms may include any covenants, powers and provisions which the Agent reasonably considers appropriate to protect its interests.

6.4	Obligation to comply with notice. The Borrower shall comply with a notice under Clause 6.1 by the date specified in the notice.

6.5	Additional corporate action. At the same time as the Borrower or any other party delivers to the Agent any document executed under Clause 6.1(a), the Borrower or such other party shall also deliver to the Agent a certificate signed by 2 of the Borrower’s or that other party’s directors which shall:
(a)	set out the text of a resolution of the Borrower’s or that other party’s directors specifically authorising the execution of the document specified by the Agent, and

(b)	state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Borrower’s or that other party’s articles of association or other constitutional documents.

7	FEES AND EXPENSES

7.1	Restructuring fee. The Borrower shall pay to the Agent for distribution to the Lenders equally on the date of this Agreement a non-refundable restructuring fee of $200,000.

7.2	Expenses. The provisions of Clause 5 (Fees and Expenses) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

8	NOTICES

8.1	General. The provisions of clause 17 (Notices) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

9	SUPPLEMENTAL

9.1	Counterparts. This Agreement may be executed in any number of counterparts.

9.2	Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

10	LAW AND JURISDICTION

10.1	Governing law. This Agreement shall be governed by and construed in accordance with English law.

10.2	Incorporation of the Facility Agreement provisions. The provisions of Clauses 18 and 19 (Governing Law and Jurisdiction) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.
IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

SIGNED as a deed by	)
for and on behalf of	)
NAVIOS MARITIME PARTNERS L.P.	)	/s/ Todd E. Johnson
(as Borrower under and pursuant to	)
a power of attorney dated	)
January 2009) in the presence of	)

SIGNED by RONAN LE DU	)
for and on behalf of	)
COMMERZBANK AG	)	/s/ Ronan Le Du
(as a Lender) in the presence of Beth Hondros	)

SIGNED by ROBIN PARRY	)
for and on behalf of	)
DVB BANK SE	)	/s/ Robin Parry
(as a Lender) in the presence of Beth Hondros	)

SIGNED by ROBIN PARRY	)
for and on behalf of	)
DVB BANK SE	)	/s/ Robin Parry
(as Joint-Arranger, Agent, Swap	)
Bank and Security Trustee))
in the presence of Beth Hondros	)

SIGNED by RONAN LE DU	)
for and on behalf of	)
COMMERZBANK AG	)	/s/ Ronan Le Du
(as Joint-Arranger, Account Bank,	)
Payment Agent and Swap Bank))
in the presence of Beth Hondros	)

Witness to all the above	)
Signatures:	)	/s/ Beth Hondros
Name: BETH HONDROS
Address:
47-49 Akti Miaouli
Piraeus
Greece

We as of 30 January 2009 hereby confirm and acknowledge that we have read and understood the terms and conditions of the above Supplemental Agreement and agree in all respects to the same and confirm that the Security Documents to which we are a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrower under the Facility Agreement (as amended by the Supplemental Agreement) and shall, without limitation, secure the Loan.

/s/ Villy Papaefthymiou	/s/ Todd E. Johnson

For and on behalf of	For and on behalf of
NAVIOS MARITIME OPERATING L.L.C.	FANTASTIKS SHIPPING CORPORATION

/s/ Todd E. Johnson	/s/ Todd E. Johnson

For and on behalf of	For and on behalf of
LIBRA SHIPPING ENTERPRISES CORPORATION	ALEGRIA SHIPPING CORPORATION

/s/ Todd E. Johnson	/s/ Todd E. Johnson

For and on behalf of	For and on behalf of
FELICITY SHIPPING CORPORATION	GEMINI SHIPPING CORPORATION

/s/ Villy Papaefthymiou	/s/ Todd E. Johnson

For and on behalf of	For and on behalf of
NOSTOS SHIPMANAGEMENT INC	GALAXY SHIPPING CORPORATION

/s/ Villy Papaefthymiou
For and on behalf of
NAVIOS SHIPMANAGEMENT INC.